UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Ditech Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25501G105

(CUSIP Number)

Lance Friedler
c/o Phoenix Investment Adviser LLC
101 Park Avenue

420 Lexington Avenue, Suite 2040

(212) 359-6200

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
JLP Credit Opportunity Master Fund Ltd

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
2,075,608

9. Sole Dispositive Power

10. Shared Dispositive Power
2,075,608

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,075,608
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
32.8%
14. Type of Reporting Person
CO

CUSIP No. 25501G105	13D	Page 2 of 12

1. Names of Reporting Persons.
Mercer QIF Fund PLC - Mercer Investment Fund 1

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Ireland
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
600,847

9. Sole Dispositive Power

10. Shared Dispositive Power
600,847

11. Aggregate Amount Beneficially Owned by Each Reporting Person
600,847
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
12.2%
14. Type of Reporting Person
CO

CUSIP No. 25501G105	13D	Page 3 of 12

1. Names of Reporting Persons.
JLP Credit Opportunity IDF Series of SALI Multi-Series Fund, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
259,640

9. Sole Dispositive Power

10. Shared Dispositive Power
259,640

11. Aggregate Amount Beneficially Owned by Each Reporting Person
259,640
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
5.6%
14. Type of Reporting Person
PN

CUSIP No. 25501G105	13D	Page 4 of 12

1. Names of Reporting Persons.
JLP Partners Master Fund LP

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
23,071

9. Sole Dispositive Power

10. Shared Dispositive Power
23,071

11. Aggregate Amount Beneficially Owned by Each Reporting Person
23,071
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
0.5%
14. Type of Reporting Person
PN

CUSIP No. 25501G105	13D	Page 5 of 12

1. Names of Reporting Persons.
Phoenix Investment Adviser LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
2,959,166

9. Sole Dispositive Power

10. Shared Dispositive Power
2,959,166

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,959,166
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
42.0%
14. Type of Reporting Person
OO

CUSIP No. 25501G105	13D	Page 6 of 12

1. Names of Reporting Persons.
Jeffrey Peskind

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
2,959,166

9. Sole Dispositive Power

10. Shared Dispositive Power
2,959,166

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,959,166
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
42.0%
14. Type of Reporting Person
IN

CUSIP No. 25501G105	13D	Page 7 of 12

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ditech Holding Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1100 Virginia Drive, Suite 100, Fort Washington, PA 19034.

ITEM 2. IDENTITY AND BACKGROUND

This Statement on Schedule 13D is filed jointly by (i) JLP Credit Opportunity Master Fund Ltd (“COF”), (ii) Mercer QIF Fund PLC – Mercer Investment Fund 1 (“Mercer”), (iii) JLP Credit Opportunity IDF Series of SALI Multi-Series Fund, L.P. (“IDF”), (iv) JLP Partners Master Fund LP (“PF”), (v) Phoenix Investment Adviser LLC (“Phoenix”), and (vi) Jeffrey Peskind (collectively, the “Reporting Persons”).

Phoenix acts as the discretionary investment manager to COF and PF, and as sub adviser to Mercer and IDF. Mr. Peskind is the Managing Member of Phoenix.

The principal address for each of the Reporting Persons is 420 Lexington Avenue, Suite 2040, New York, NY 10170.

COF, Mercer, IDF, and PF are principally engaged in the business of investment in securities. Phoenix is principally engaged in acting as the discretionary investment manager to COF and PF, and as sub adviser to Mercer and IDF. Mr. Peskind is principally engaged in serving as the Managing Member of Phoenix.

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

COF is an exempted company incorporated in the Cayman Islands with limited liability. Mercer is an investment company with variable capital incorporated as a public limited company in Ireland. IDF is a Delaware limited partnership. PF is an exempted limited partnership registered in the Cayman Islands. Phoenix is a Delaware limited liability company. Mr. Peskind is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired the shares of Common Stock held by them on February 9, 2018, upon the closing of the transactions contemplated by the Amended Prepackaged Chapter 11 Plan of Reorganization of Walter Investment Management Corp. and the Affiliate Co-Plan Proponents, dated January 11, 2018 (the “Prepackaged Plan”) and filed with the United States Bankruptcy Court for the Southern District of New York, which became effective on February 9, 2018 (the “Effective Date”). On the Effective Date, by operation of the Prepackaged Plan, all rights of any shareholder in respect to shares of common stock that were held prior to the Effective Date (“Old Common Stock”) were cancelled and extinguished. Pursuant to the Plan, the Reporting Persons received, in respect of one share of Old Common Stock, (i) 0.05689208 shares of Common Stock, (ii) 0.09692659 Series A Warrants to purchase an equivalent number of shares of Common Stock, and (iii) 0.07690920 Series B Warrants to purchase an equivalent number of shares of Common Stock.

Moreover, on the Effective Date, by operation of the Prepackaged Plan, all outstanding obligations under the 7.875% Senior Notes due 2021 (the “Senior Notes”) issued pursuant to the certain Indenture dated as of December 17, 2013, among the Company, as issuer, the guarantors named therein and Wells Fargo Bank, National Association, as trustee, were cancelled, except to the limited extent expressly set forth in the Prepackaged Plan. On the Effective Date, pursuant to the terms of the Prepackaged Plan and the Confirmation Order, the Senior Notes held by the Reporting Persons were exchanged at a rate of 464.11293167 New Second Lien Notes and 0.18564517 shares of Mandatorily Convertible Preferred Stock per $1,000 principal amount of Senior Notes.

CUSIP No. 25501G105	13D	Page 8 of 12

The receipt of Common Stock, Warrants, and Mandatorily Convertible Preferred Stock was involuntary and in accordance with the terms of the Prepackaged Plan.

ITEM 4. PURPOSE OF TRANSACTION

On November 30, 2017, Walter Investment Management Corp. filed a voluntary petition under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Court”) to pursue the Prepackaged Plan. On January 18, 2018, the Court entered an order confirming the Plan.

On the Effective Date, the Prepackaged Plan became effective pursuant to its terms and the Issuer emerged from bankruptcy as Ditech Holding Corporation. On February 9, 2018, the Issuer filed a Form 8-K with the SEC describing the material terms of the Issuer’s emergence from bankruptcy. Among other things, on the Effective Date, the Issuer issued the following equity and equity-linked securities: (i) 4,252,500 shares of Common Stock; (ii) 100,000 shares of Mandatorily Convertible Preferred Stock, face amount $1,000, convertible into 11,497,500 shares of Common Stock; (iii) 7,245,000 Series A Warrants, exercisable for 7,245,000 shares of Common Stock; and (iv) 5,748,750 Series B Warrants, exercisable for 5,748,750 shares of Common Stock.

All of the shares of Common Stock that are held of record by COF, Mercer, IDF, and PF and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

COF, Mercer, IDF, and PF are each holders of record of shares of Common Stock of the Issuer. Each of COF, Mercer, IDF, and PF disclaims beneficial ownership of any shares of the Issuer’s Common Stock owned of record by the other, and each of Phoenix and Mr. Peskind disclaims beneficial ownership of any shares of the Issuer’s Common Stock owned of record by COF, Mercer, IDF, and PF, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)        See also the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 4,451,980 shares of Common Stock outstanding as of April 9, 2018, as disclosed in the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on April 27, 2018.

COF:	32.8%[1]
Mercer:	12.2%[2]
IDF:	5.6%[3]
PF:	0.5%[4]
Phoenix:	42.0%
Mr. Peskind:	42.0%

1 Includes 1,869,140 shares of Common Stock underlying Mandatorily Convertible Preferred Stock, Series A Warrants, and Series B Warrants.

2 Includes 488,953 shares of Common Stock underlying Mandatorily Convertible Preferred Stock, Series A Warrants, and Series B Warrants.

3 Includes 222,774 shares of Common Stock underlying Mandatorily Convertible Preferred Stock, Series A Warrants, and Series B Warrants.

4 Includes 17,382 shares of Common Stock underlying Mandatorily Convertible Preferred Stock, Series A Warrants, and Series B Warrants.

CUSIP No. 25501G105	13D	Page 9 of 12

(b)	Sole power to vote or to direct the vote:
0 for all Reporting Persons

Shared power to vote or to direct the vote:

COF:	2,075,608	[1]
Mercer:	600,847	[2]
IDF:	259,640	[3]
PF:	23,071	[4]
Phoenix:	2,959,166
Mr. Peskind:	2,959,166

1 Includes 1,869,140 shares of Common Stock underlying Mandatorily Convertible Preferred Stock, Series A Warrants, and Series B Warrants.

2 Includes 488,953 shares of Common Stock underlying Mandatorily Convertible Preferred Stock, Series A Warrants, and Series B Warrants.

3 Includes 222,774 shares of Common Stock underlying Mandatorily Convertible Preferred Stock, Series A Warrants, and Series B Warrants.

4 Includes 17,382 shares of Common Stock underlying Mandatorily Convertible Preferred Stock, Series A Warrants, and Series B Warrants.

Sole power to dispose or to direct the disposition of:

0 for all Reporting Persons

Shared power to dispose or to direct the disposition of:

COF:	2,075,608	[1]
Mercer:	600,847	[2]
IDF:	259,640	[3]
PF:	23,071	[4]
Phoenix:	2,959,166
Mr. Peskind:	2,959,166

1 Includes 1,869,140 shares of Common Stock underlying Mandatorily Convertible Preferred Stock, Series A Warrants, and Series B Warrants.

2 Includes 488,953 shares of Common Stock underlying Mandatorily Convertible Preferred Stock, Series A Warrants, and Series B Warrants.

3 Includes 222,774 shares of Common Stock underlying Mandatorily Convertible Preferred Stock, Series A Warrants, and Series B Warrants.

4 Includes 17,382 shares of Common Stock underlying Mandatorily Convertible Preferred Stock, Series A Warrants, and Series B Warrants.

(c)        On April 17, 2018, COF sold 100 shares of Common Stock at a price of $7.52 per share through an open market transaction. On May 3, 2018, COF and IDF each sold 191,250 and 12,750 shares of Common Stock, respectively, at a price of $5.64 per share through open market transactions. On May 7, 2018, COF sold 170 shares of Mandatorily Convertible Preferred Stock at a price of $680.00 per share through an open market transaction. On May 8, 2018, COF sold 20 shares of Mandatorily Convertible Preferred Stock at a price of $680.00 per share through an open market transaction.

(d)        Not applicable.

(e)        Not applicable.

CUSIP No. 25501G105	13D	Page 10 of 12

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information in Items 3 and 4 is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
Exhibit A	Joint Filing Agreement.
Exhibit B	Findings of Fact, Conclusions of Law and Order Confirming the Amended Prepackaged Chapter 11 Plan of Walter Investment Management Corp. and the Affiliate Co-Plan Proponents, dated January 18, 2018, including a copy of the Amended Prepackaged Chapter 11 Plan (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on January 19, 2018).
Exhibit C	Series A Warrant Agreement between Ditech Holding Corporation (f/k/a Walter Investment Management Corp.), as issuer, and Computershare Inc. and Computershare Trust Company, N.A., as warrant agent, dated as of February 9, 2018 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on February 9, 2018).
Exhibit D	Series B Warrant Agreement between Ditech Holding Corporation (f/k/a Walter Investment Management Corp.), as issuer, and Computershare Inc. and Computershare Trust Company, N.A., as warrant agent, dated as of February 9, 2018 (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on February 9, 2018).

CUSIP No. 25501G105	13D	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2018

JLP Credit Opportunity Master Fund Ltd

By:	/s/ Jeffrey Peskind
Name: Jeffrey Peskind
Title: Director

Mercer QIF Fund PLC – Mercer Investment Fund 1

By:	Phoenix Investment Adviser LLC,
its sub adviser

	By:	/s/ Jeffrey Peskind
Name: Jeffrey Peskind
Title: Managing Member

JLP Credit Opportunity IDF Series of SALI Multi-Series Fund, L.P.

By:	Phoenix Investment Adviser LLC,
its sub adviser

	By:	/s/ Jeffrey Peskind
Name: Jeffrey Peskind
Title: Managing Member

JLP Partners Master Fund LP

By:	Phoenix Capital Management LLC,
its general partner

	By:	/s/ Jeffrey Peskind
Name: Jeffrey Peskind
Title: Managing Member

PHOENIX INVESTMENT ADVISER LLC

By:	/s/ Jeffrey Peskind
Name: Jeffrey Peskind
Title: Managing Member

JEFFREY PESKIND

/s/ Jeffrey Peskind

CUSIP No. 25501G105	13D	Page 12 of 12